SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 15, 2021

I.	Date, Time and Place: June 15, 2021, at 4:00 p.m., held virtually, considered held at the headquarters of GOL Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, 04626-020, in the city and state of São Paulo.
II.	Call Notice and Attendance: Call notice waived considering the attendance by all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.
III.	Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.
IV.	Agenda: (i) Verify the result of the exercise of preemptive rights as a result of the Company's capital stock increase, within the limit of its authorized capital, as per the resolution approved at the meeting of the Company's Board of Directors held on April 28, 2021 ("Capital Increase"); (ii) partially ratify the Capital Increase; and (iii) ratify the conversion of common shares, issued pursuant to the Capital Increase, into preferred shares, at the ratio of 35 common shares to 1 preferred share, pursuant to Article 5, paragraph 7 of the Company's bylaws.
V.	Resolutions: After the necessary explanations were provided, the members of the Board of Directors decided to:
(i)	Formalize that, following the conclusion of the term for the exercise of subscription rights by eligible shareholders pursuant to the Capital Increase in accordance with Brazilian law, 183,735,889 registered, book-entry shares with no par value were subscribed, in the total amount of R$423,060,185.12, of which: (i) 171,136,137 common shares, subscribed and paid in by the shareholders who exercised their right to subscribe at the price of R$0.6911 per common share, in the total amount of R$118,272,184.28; and (ii) 12,599,752 preferred shares, subscribed and paid in by the shareholders who exercised their right to subscribe at the price of R$24.19 per preferred share, in the total amount of R$304,788,000.88. Among the subscription rights exercised, the rights of the following subscribers were cancelled: (i) those that conditioned their subscription to the maximum number of shares of the Capital Increase or (ii) those that requested, in their respective subscription form, to receive a number of shares proportional to the number of shares to be effectively issued. Thus, the total number of shares to be cancelled, in respect of shareholders who conditioned their subscription, shall be 18,567 preferred shares. There were no conditional subscriptions in respect of common shares. The abovementioned preferred shares subscribed as part of the Capital Increase include 616,104 preferred shares underlying 308,052 ADSs subscribed in the ADS rights offering, each ADS represents 2 preferred shares. The term for eligible ADS holders to subscribe new ADSs under the ADS rights offering ended on June 1, 2021.
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(ii)	Partially ratify the Capital Increase, in the total amount of R$422,611,049.43 with the issuance of 171,136,137 common shares and 12,581,185 preferred shares. Thus, considering the redemption of class B and C preferred shares (in the context of the reorganization involving Smiles Fidelidade S.A.), whose payment will be made on June 23, 2021, according to the Protocol and Justification signed on March 24, 2021, the Company's capital stock shall be R$4,194,504,426.09, divided into 3,034,818,847 common shares and 309,039,417 preferred shares.

(iii)	Ratify the conversion of 171,136,137 common shares issued by the Company pursuant to the Capital Increase, held by the vehicle of the controlling shareholders who subscribed common shares, into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share, pursuant to Article 5, paragraph 7 of the Company's bylaws, disregarding share fractions. Due to the above resolutions, the caput of article 5 of the Company’s bylaws will be amended as follows, after approval by the extraordinary general shareholders’ meeting to be called in due course:

“Article 5 - The fully subscribed and paid-in Capital Stock is R$4,194,953,561.82, divided into 3,177,611,730 shares, of which 2,863,682,710 are common shares and 313,929,020 are preferred shares, all nominative and with no par value.”

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VI.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees.
VII.	Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, June 15, 2021.

______________________________ Constantino de Oliveira Junior Chairman	______________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer